UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 002-27985 CUSIP Number: Not Applicable
(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2025

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION
1st Franklin Financial Corporation
Full Name of Registrant

Former Name if Applicable
135 East Tugalo Street, Post Office Box 880
Address of Principal Executive Office (Street and Number)

Toccoa, Georgia 30577
City, State and Zip Code

NAI-5000289672v2

PART II
RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

1st Franklin Financial Corporation (the “Company”) is unable to file, without unreasonable effort and expense, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2025 (the “Form 10-Q”) because the Company requires additional time to compile information and other disclosures for the Form 10-Q and complete its final review for the period. This includes additional disclosures that would be required if the Company obtains from its lenders a waiver of certain covenants under its credit agreement for the period ended September 30, 2025. The Company is currently in discussions with its lenders regarding this matter. It is anticipated that the Form 10-Q will be filed within the extension period provided by Rule 12b-25.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jenna C. Hood	(706)	886-7571
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Not applicable.
1st Franklin Financial Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 17, 2025	By:	/s/ Jenna C. Hood
Jenna C. Hood Executive Vice President and Chief Financial Officer